The Real Brokerage Opens For Business In South Dakota

TORONTO & NEW YORK - May 25, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced it has launched operations in South Dakota, expanding the company's presence to 47 states and four Canadian provinces.

Josh Boschee, who serves as Real's Principal Broker in North Dakota, also will assume responsibility for South Dakota. Real opens for business in South Dakota with the top-producing Christians Team Real Estate. The 16-member team, which is led by Jeff Christians, includes six agents who serve the Rapid City/Spearfish metropolitan area and two agents who are based in Phoenix.

"With relatively affordable housing and access to some of the best trails and lakes for year-round outdoor activities, South Dakota was one of the top 10 movers states in 20221. Real's expansion into this growing housing market allows our agents to better serve their clients," Real Chairman and Chief Executive Officer Tamir Poleg said. "We are thrilled to be launching our operations in South Dakota with an experienced broker like Josh as well as Jeff and his team, who not only know the market well, but who represent the region's largest new home builders."

Boschee said, "It's exciting to be rounding out Real's presence in America's heartland. The company's tech-powered platform and resources that are tailored to support the success of its agents will resonate in South Dakota, where the entrepreneurial spirit is alive and well."

Ranked as one of the top teams serving the Northern Black Hills, Christians Team Real Estate has sold more than 1,400 homes over the past nine years. The team specializes in new construction, leveraging its relationships with the region's leading developers to provide its clients with a seamless process that allows a buyer to move into their new home before closing on their old one. In 2022, Christians Team Real Estate sold 238 homes totaling $82 million.

"The move to Real made a lot of sense for our team. By leaning into technology and keeping overhead low, I believe Real is able to offer some of the most competitive compensation in the industry and still offer a robust platform for agents. In addition, through Real's revenue sharing program, our agents have access to an additional source of income designed to build long-term wealth," said Christians.

1According to United Van Lines 46th Annual National Movers Study.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's business and strategic plans for the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

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